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                                                                  Exhibit (a)(9)

NEWS                                                           The
RELEASE                                                          Thomson
Stock symbol: TOC                                                   Corporation
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       THE THOMSON CORPORATION TO ACQUIRE WAVE TECHNOLOGIES INTERNATIONAL

TORONTO, ONTARIO and ST. LOUIS, MO, March 10, 2000 The Thomson Corporation (TSE:
TOC), a leading e-information and solutions company in the business and professional marketplace, and Wave Technologies International, Inc. (NASDAQ:
WAVT), a leading provider of instructional products related to sophisticated information technologies, today jointly announced a definitive agreement under which Thomson will acquire Wave Technologies. Under the agreement, a newly formed Thomson subsidiary will make a tender offer for all of the issued and outstanding shares of common stock of Wave Technologies, at a price of US$9.75 per share in cash, or a total of approximately US$45 million.

Wave Technologies, with 1999 revenues of US$37 million, is a leader in corporate IT training and IT certification training. Headquartered in St. Louis, Wave Technologies designs and develops IT training and instructional products through multi-dimensional training platforms including instructor-led courses, informational seminars, published products and the Internet. The company markets its courses and published products to senior management information professionals, system integrators, IT system managers, and value-added resellers.

Richard J. Harrington, President and Chief Executive Officer of The Thomson Corporation, said, "The acquisition of Wave Technologies demonstrates Thomson's ongoing commitment to solidifying leading positions in our core, global information businesses with leading-edge products and technology. Wave Technologies is a distinguished, well-respected company in the corporate IT training market and fits well within the strategic framework of Thomson Learning."

"We are extremely excited by the opportunity to add another outstanding and highly complementary business to our learning franchise," said Bob Christie, President and Chief Executive Officer of Thomson Learning. "Given the accelerating pace of technology change and the growing strategic importance of information technology as a component for success, corporate information technology training has significant growth potential. Wave Technologies, combined with our existing corporate IT division and the assets gained from our recent Prometric acquisition, will immediately propel Thomson Learning to a leadership position in the area of corporate IT training. Working with our new colleagues, we can offer customers a more robust portfolio of products in print or electronic
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formats, a broader array of services and enhanced, world class customer service."

Kenneth W. Kousky, Chairman, President and Chief Executive Officer of Wave Technologies stated, "Today's announcement delivers immediate value for our shareholders, creates important benefits for our customers and provides significant opportunities for our employees. We are confident that Wave's unique portfolio of products and services will flourish under Thomson's ownership."

The offer is conditioned upon the tender of two-thirds of the eligible shares, the expiration or termination of the customary regulatory periods and other customary conditions. The closing of the tender offer is expected to occur in April 2000, to be followed by a merger.

Wave Technologies develops, markets and delivers training and instructional products related to sophisticated information technologies. Wave's web site is located at www.wavetech.com.

Thomson Learning (www.thomsonlearning.com), a division of The Thomson Corporation, is one of the world's leading providers of products and services for education and training. The Thomson Corporation, with 1999 revenues of US$5.8 billion, is a leading global e-information and solutions company in the business and professional marketplace. The Corporation's common shares are listed on the Toronto and London Stock Exchanges. For more information, visit The Thomson Corporation's Internet address at www.thomson.com.

Contacts:
The Thomson Corporation
Stamford, CT, USA

John Kechejian:
Vice President, Investor Relations, The Thomson Corporation
(US)
203-328-9400
john.kechejian@thomson.com

Janey Loyd:
Vice President, Corporate Communications, The Thomson
Corporation (US)
203-328-9400
janey.loyd@thomson.com